# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549

## FORM 8-K
## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**August 23, 2005**
(Date of Report, date of earliest event reported)

# Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of principal executive offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.   Other Events.**

On August 23, 2005, Stage Stores, Inc. (the "Company") issued a news release announcing a cash dividend of 2.5 cents per share, payable on September 21, 2005 to shareholders of record on September 6, 2005.  A copy of the news release is attached to this Form 8-K as Exhibit 99.

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

**Item 9.01.   Financial Statements and Exhibits.**

(c)   Exhibits.

99   News release issued by Stage Stores, Inc. on August 23, 2005, announcing a cash dividend of 2.5 cents per share, payable on September 21, 2005 to shareholders of record on September 6, 2005.  A copy of the news release is attached to this Form 8-K as Exhibit 99.


**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

August 26, 2005                                        /s/ Michael E. McCreery
   (Date)                                                  Michael E. McCreery
                                                            Executive Vice President and
                                                            Chief Financial Officer